Exhibit 3.1

CERTIFICATE OF FORMATION

OF

VALENTINE MERGER SUB LLC

The undersigned, an authorized natural person, for the purpose of forming a limited liability company under the provisions and subject to the requirements of the Delaware Limited Liability Company Act, hereby certifies that:

1.	The name of the limited liability company is Valentine Merger Sub LLC.

2.	The address of the registered office of the limited liability company in the State of Delaware is 1209 Orange Street, in the City of Wilmington, County of New Castle, State of Delaware 19801. The name of the registered agent at such address is The Corporation Trust Company.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation on this 16th day of December 2019.

/s/ Sahand Moarefy
Sahand Moarefy, Authorized Person